EXHIBIT 99.1

Caledonia Mining Corporation Plc: Sale of securities by director

ST HELIER, Jersey, Sept. 21, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL) announces that it has been notified that John Kelly, a director of Caledonia, has sold a total of 13,163 common shares of the Company.  Mr Kelly now holds 16,330 shares which represent a holding of approximately 0.013% of the share capital of the Company.

Further details of the transaction are set out in the notification below.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Camilla Horsfall	Tel: +44 7817 841793

WH Ireland
Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Megan Ray	Tel: +44 207 138 3204

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	John Kelly

2	Reason for the notification

a)	Position/status	Director

b)	Initial notification/ Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer, or auction monitor

a)	Name	Caledonia Mining Corporation Plc

b)	LEI	21380093ZBI4BFM75Y51

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Common shares of no par value

	Identification code	JE00BF0XVB15

b)	Nature of the transaction	Sale of securities

c)	Price(s) and volume(s)	Price(s)	Volume(s)
	16 September 2020	USD19.62	5,181
	18 September 2020	USD19.40	7,982

d)	Aggregated information

	- Aggregated volume	13,163

	- Price	USD19.49

e)	Date of the transaction	16 and 18 September 2020

f)	Place of the transaction	NYSE American LLC, NYSE ARCA, NASDAQ-NMS, BATS and off market transactions